

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Dean Petkanas
Chief Executive Officer
Kannalife Inc
3805 Old Easton Road
Doylestown, PA 18902

Re: Kannalife Inc
Registration Statement on Form S-1
Filed September 22, 2020
File No. 333-248966

Dear Mr. Petkanas :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher Tinen